File No.:NB201-00542/01-A.01
Cont. No.:NB17-00369

Consent of Qualified Person

I, Ben Peacock, do hereby consent to the public filing of the technical report titled *"NI43-101 Technical Report Preliminary Feasibility Study for the Terronera Project, Jalisco State, Mexico"* effective April 3, 2017 and dated May 18, 2017 (the "Technical Report") by Endeavour Silver Corp. (the "Company").

I also consent to any extracts from or a summary of the Technical Report in the news release of the Company dated April 3, 2017.

I certify that I have read the News Release dated April 3, 2017 filed by the company and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

Dated this 19th day of May, 2017.

Signed:

Ben Peacock, P.Eng.
Senior Engineer

/bdp